SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 6-K

                        Report of Foreign Private Issuer


                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934



                                04 April, 2005


                                  BT Group plc
                 (Translation of registrant's name into English)


           BT Centre
           81 Newgate Street
           London
           EC1A 7AJ
           England

                    (Address of principal executive offices)



Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X... Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes ..... No ..X..


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________



Enclosures:  1. Transaction in Own Shares announcement made on 22 February 2005
             2. Transaction in Own Shares announcement made on 09 March 2005
             3. Director shareholding announcement made on 15 March 2005
             4. Director shareholding announcement made on 15 March 2005
             5. Transaction in Own Shares announcement made on 16 March 2005
             6. Director shareholding announcement made on 31 March 2005
             7. Transaction in Own Shares announcement made on 31 March 2005



Enclosure No. 1

Tuesday, 22 February 2005

                      BT GROUP PLC TRANSACTION
                            IN OWN SHARES

BT Group  plc  announces  that it has  today  purchased  through  Merrill  Lynch
International 2,000,000 ordinary shares at a price of 206.05 pence per share. The purchased shares will all be held as treasury shares. Following the above transfer, BT Group plc holds 111,476,348 ordinary shares as treasury shares. The total number of ordinary shares in issue (excluding shares held as treasury shares) is 8,523,152,690.

Enclosure No.2

Wednesday 9 March 2005

                       BT GROUP PLC TRANSACTION
                          IN OWN SHARES

BT Group plc announces that today it transferred to a participant in its employees share schemes 3,216 ordinary shares at a price of 199.50 pence per share. The transferred shares were all formerly held as treasury shares. Following the above transfer, BT Group plc holds 119,216,449 ordinary shares as treasury shares. The total number of ordinary shares in issue (excluding shares held as treasury shares) is 8,515,412,589.

Enclosure No. 3

                                    SCHEDULE 11

          NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1) Name of company
BT Group plc

2) Name of Directors
Paul Reynolds
Hanif Lalani

3) Please state whether notification indicates that it is in respect of holding of the shareholder name in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest. Directors in 2) above

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)
Halifax Corporate Trustees Limited (as Trustee of the BT Group Employee Share Investment Plan).

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s) n/a

6) Please state the nature of the transaction. For PEP transactions please indicated whether general/single co PEP and if discretionary/non discretionary Monthly purchases of shares under the terms of the BT Group Employee Share Investment Plan.

7) Number of shares/amount of stock acquired:
Paul Reynolds - purchase of 62 shares at 200p per share.

Hanif Lalani - purchase of 62 shares at 200p per share.

 8) Percentage of issued class
n/a

9) Number of shares/amount of stock disposed n/a

10) Percentage of issued class
n/a

11) Class of security
Ordinary shares of 5p each

12) Price per share
200p

13)    Date of transaction
14 March 2005

14) Date Company informed
15 March 2005

15) Total holding following this notification
Paul Reynolds

Personal holding: 67,768 ordinary shares
BT Group Deferred Bonus Plan: 208,593 shares
BT Group Incentive Share Plan: 144,456 shares
BT Group Global Share Option Plan: options over 1,769,624 shares
BT Group Employee Sharesave Scheme: an option over 4,555 shares.

Hanif Lalani
Personal holding: 5,733 ordinary shares
BT Group Deferred Bonus Plan: 66,720 shares
BT Group Incentive Share Plan: 72,224 shares
BT Group Global Share Option Plan: options over 649,851 shares
BT Group Employee Sharesave Scheme: an option over 5,346 shares.

16) Total percentage holding of issued class following this notification n/a
If a director has been granted options by the company please complete the following boxes

17) Date of grant
n/a

18) Period during which or date on which exercisable n/a

19) Total amount paid (if any) for grant of the option n/a

20) Description of shares or debentures involved: class, number n/a

21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise n/a

22) Total number of shares or debentures over which options held following this notification n/a

23) Any additional information
The above named Director has a technical interest, as at 15 March 2005 under
Schedule 13 of the Companies Act as follows:

   - A technical interest, together with all employees of BT Group plc in 127,941 Ordinary Shares held by the Trustee of the BT Group Employee Share Investment Plan, Halifax Corporate Trustees Limited;
   - A technical interest, together with all employees of BT Group plc in 27,777,035 Ordinary Shares held by Ilford Trustees (Jersey) Limited in respect of contingent awards under executive share plans;

24) Name of contact and telephone number for queries
John Challis, 020 7356 4086

25) Name of signature or authorised company official responsible for making this notification

John Challis
Date of Notification: 15 March 2005

Enclosure No.4

                              SCHEDULE 11

          NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1) Name of company

BT Group plc

2) Name of Director

Sir Christopher Bland
Ben Verwaayen
Andy Green
Paul Reynolds
Hanif Lalani
Ian Livingston

3) Please state whether notification indicates that it is in respect of holding of the shareholder name in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest.

Adjustment in technical interest of the above directors

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

Halifax Corporate Trustees Ltd

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)

n/a

6) Please state the nature of the transaction. For PEP transactions please indicated whether general/single company PEP and if discretionary/non discretionary

Adjustment in technical interest of the above directors

7) Number of shares/amount of stock acquired:

Recovery of 11,008 BT Group shares by Halifax Corporate Trustees Limited as Trustee of the BT Group Employee Share Investment Plan from awards made to non-eligible individuals.

8) Percentage of issued class

n/a

9) Number of shares/amount of stock disposed

n/a

10) Percentage of issued class

n/a

11) Class of security

Ordinary shares of 5p each

12) Price per share

n/a

13)                Date of transaction

14 March 2005

14) Date Company informed

15 March 2005

15) Total holding following this notification

n/a

16) Total percentage holding of issued class following this notification

n/a

If a director has been granted options by the company please complete the following details (17 - 22)

17) Date of grant

n/a

18) Period during which or date on which exercisable

n/a

19) Total amount paid (if any) for grant of the option

n/a

20) Description of shares or debentures involved: class, number

n/a

21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

n/a

22) Total number of shares or debentures over which options held following this notification

No change

23) Any additional information

The above named Directors have technical interests, as at 15 March 2005 under
Schedule 13 of the Companies Act as follows:

   - A technical interest, together with all employees of BT Group plc in 139,029 Ordinary Shares held by the Trustee of the BT Group Employee Share Investment Plan, Halifax Corporate Trustees Limited;


   - A technical interest, together with all employees of BT Group plc in 27,777,035 Ordinary Shares held by Ilford Trustees (Jersey) Limited in respect of contingent awards under executive share plans;

24) Name of contact and telephone number for queries

John Challis 020 7356 4086

25) Name of signature or authorised company official responsible for making this notification
John Challis

Date of Notification: 15 March 2005

End

Enclosure No.5

Wednesday 16 March 2005

                                  BT GROUP PLC
                           TRANSACTION IN OWN SHARES

BT Group plc announces that today it transferred to a participant in its employees share schemes 3,676 ordinary shares at a price of 199.50 pence per share. The transferred shares were all formerly held as treasury shares. Following the above transfer, BT Group plc holds 128,512,773 ordinary shares as treasury shares. The total number of ordinary shares in issue (excluding shares held as treasury shares) is 8,506,116,265.

Enclosure No.6

SCHEDULE 11

          NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1) Name of company

BT Group plc

2) Name of Director

Sir Christopher Bland
Ben Verwaayen
Ian Livingston
Paul Reynolds
Andy Green
Hanif Lalani

3) Please state whether notification indicates that it is in respect of holding of the shareholder name in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest.

Adjustment in the technical interests of the above directors following the vesting of an award under the BT Group Retention Share Plan to one participant.

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

Ilford Trustees (Jersey) Limited

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)

n/a

6) Please state the nature of the transaction. For PEP transactions please indicated whether general/single co PEP and if discretionary/non discretionary

Adjustment in the technical interests of the above directors following the vesting of an award under the BT Group Retention Share Plan to one participant.

7) Number of shares/amount of stock acquired:

n/a

8) Percentage of issued class

n/a

9) Number of shares/amount of stock disposed

43,897 ordinary shares transferred to participant

10) Percentage of issued class

n/a

11) Class of security

Ordinary shares of 5p each

12) Price per share

207p

13) Date of transaction

31 March 2005

14) Date Company informed

31 March 2005

15) Total holding following this notification

n/a

16) Total percentage holding of issued class following this notification

n/a

If a director has been granted options by the company please complete the following boxes

17) Date of grant

n/a

18) Period during which or date on which exercisable

n/a

19) Total amount paid (if any) for grant of the option

nil

20) Description of shares or debentures involved: class, number

n/a

21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

n/a

22) Total number of shares or debentures over which options held following this notification

23) Any additional information

The above named Directors have technical interests, as at 31 March 2005 under
Section 13 of the Companies Act as follows:

       A technical interest, together with all employees of BT Group plc in 27,733,138 ordinary shares held by Ilford Trustees (Jersey) Limited in respect of contingent awards under executive share plans;

       A technical interest, together with all employees of BT Group plc, in 139,029 ordinary shares held in the name of Halifax Corporate Trustees Limited as Trustee for the BT Group Employee Share Investment Plan.

24) Name of contact and telephone number for queries

John Challis 020 7356 4086

25) Name of signature or authorised company official responsible for making this notification

John Challis

Date of Notification: 31 March 2005

End

Enclosure No.7

Thursday 31 March 2005
                                  BT GROUP PLC

                           TRANSACTION IN OWN SHARES

BT Group plc announces that today it transferred to participants in its employee share schemes 15,276 ordinary shares at a price of 199.50 pence per share. The transferred shares were all formerly held as treasury shares.

Following the above transfer, BT Group plc holds 134,497,497 ordinary shares as treasury shares. The total number of ordinary shares in issue (excluding shares held as treasury shares) is 8,500,131,541.

                                  --: ends :--

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


BT Group PLC
(Registrant)


By: /s/ Patricia Day
--------------------
Patricia Day, Assistant Secretary. Head of Shareholder Services


Date 04 April, 2005